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Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

June 28, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:        Ms. Mara L. Ransom

Re:	Albertsons Companies, LLC
Amendment No. 1 to Registration Statement on Form S-4
Filed June 12, 2017
File No. 333-218138 (the “Registration Statement”)

Dear Ms. Ransom:

On behalf of Albertsons Companies, LLC (the “Company”) and the other registrants to the Registration Statement (the “Registrants”), we have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in its letter dated June 26, 2017, concerning the Registration Statement (the “Comment Letter”), and respond below. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

On behalf of the Registrants, we hereby file simultaneously by EDGAR Amendment No. 2 to the above referenced Registration Statement addressing comments contained in the Comment Letter.

The Registrants’ responses to the Staff’s comments are as follows:

Financial Statements

1.

We note your response to comment 1 and we re-issue the comment. If you are relying on Note 1 to paragraph (f) of Rule 3-10(f)(4), please ensure that all required narrative disclosure is included in the notes to the financial statements. In this regard, please revise your disclosure to state, if true, that any other subsidiaries other than the subsidiary guarantors are minor, or provide the condensed consolidating financial information required by Rule 3-10 of Regulation S-K.

The Registrants respectfully advise the Staff that each of the Registrants is an issuer of each of the 6.625% Senior Notes due 2024 and the 5.750% Senior Notes due 2025 (collectively, the “Notes”) on a joint and several basis. Furthermore, the Registrants advise the Staff that each such Registrant, other than Albertsons Companies, LLC (the “Parent Issuer”), is a direct or indirect subsidiary 100% owned by the Parent Issuer.

Pursuant to Rule 3-10(c) of Regulation S-X, including Note 3 thereto, the Registrants are not required to file full financial statements of each individual Registrant.

Furthermore, the Registrants respectfully advise the Staff that (1) the Parent Issuer has no independent assets or operations (as defined in Rule 3-10(h)(5) of Regulation S-X) and (2) all of the direct or indirect subsidiaries of the Parent Issuer other than the Registrants that are issuers of the Notes are “minor” (as defined in Rule 3-10(h)(6) of Regulation S-X), both individually and in the aggregate.

Please note that, although certain subsidiaries of the Parent Issuer have provided guarantees of the Notes, each such guarantor is also an issuer of the Notes. Accordingly, there is no distinction between the financial information of the “guarantors” and the financial information of the “subsidiary issuers” that would be shown in any condensed consolidating financial footnotes, and as a result no such footnote is required.

Accordingly, the Registrants have elected to provide footnote disclosure pursuant to Note 1 to Rule 3-10(c) of Regulation S-X instead of the condensed consolidating financial information that would otherwise be required by Rule 3-10(c). The Registrants have revised their disclosure on page F-33 of Amendment No. 2 to include the information required by such Note 1.

Exhibit 5.1

2.	We note your response to comment 3 and the revised legal opinion. With respect to state law matters outside of counsel’s area of expertise, please have counsel either assume such matters or state that counsel is relying on the local opinion of counsel filed as Exhibit 5.2. Please refer to Section II.B.1.e of Legal Staff Bulletin No. 19.

In response to the Staff’s comment, the Company has filed revised opinions as Exhibits 5.1 and 5.2 to the Registration Statement.

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

CC:	Lisa M. Kohl, the Securities and Exchange Commission
Jennifer López, the Securities and Exchange Commission
Robert A. Gordon, Albertsons Companies, LLC
Robert B. Larson, Albertsons Companies, LLC
Michael E. Gilligan, Schulte Roth & Zabel LLP
Antonio Diaz-Albertini, Schulte Roth & Zabel LLP